SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission file number: 1-16411
A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
NORTHROP GRUMMAN SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
NORTHROP GRUMMAN CORPORATION
1840 Century Park East
Los Angeles, California 90067

Northrop Grumman Savings Plan
Financial Statements as of December 31, 2007 and 2006,
and for the Year Ended December 31, 2007, and
Supplemental Schedule as of December 31, 2007 and
Report of Independent Registered Public Accounting Firm

NORTHROP GRUMMAN SAVINGS PLAN
TABLE OF CONTENTS

Page(s)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	4
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	5
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2007	6
Notes to Financial Statements as of December 31, 2007 and 2006, and for the year ended December 31, 2007	7
SUPPLEMENTAL SCHEDULE:
Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2007	16
SIGNATURES	17
EXHIBIT:
Consent of Independent Registered Public Accounting Firm (Exhibit 23)	18

NOTE:	Schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because of the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Benefit Plan Administrative Committee of the
Northrop Grumman Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Northrop Grumman Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ DELOITTE & TOUCHE LLP
Los Angeles, California
June 25, 2008

NORTHROP GRUMMAN SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS:
Investment in Northrop Grumman Defined Contribution Plans Master Trust—at fair value	$13,224,791,634	$11,675,101,999
Investment in Charles Schwab Personal Choice Retirement Account—at fair value	1,120,168,151	941,106,251
Short-term investments	15,297,563	9,798,057
Loans receivable from participants	204,196,744	193,957,142

Total investments	14,564,454,092	12,819,963,449

Receivables:
Participant contributions	16,834	23,463,440
Employer contributions	7,717	8,037,781

Total receivables	24,551	31,501,221

Total assets	14,564,478,643	12,851,464,670

LIABILITIES:
Accrued expenses	7,674,239	6,972,580

Total liabilities	7,674,239	6,972,580

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	14,556,804,404	12,844,492,090
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(19,372,973)	30,622,793

NET ASSETS AVAILABLE FOR BENEFITS	$14,537,431,431	$12,875,114,883

See notes to financial statements.

NORTHROP GRUMMAN SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2007

INVESTMENT INCOME:
Plan interest in Northrop Grumman Defined Contribution Plans Master Trust	$1,084,275,611

Net appreciation in fair value of other investments	96,909,337
Dividends	20,010,001
Interest	16,621,431

Total investment income	1,217,816,380

CONTRIBUTIONS:
Participant	856,708,774
Employer	275,032,331

Total contributions	1,131,741,105

Total additions	2,349,557,485

DEDUCTIONS:
Benefits paid to participants	(987,974,832)
Administrative expenses	(11,839,265)

Total deductions	(999,814,097)

TRANSFER OF NET ASSETS FROM PLAN MERGED DURING THE YEAR	312,573,160

INCREASE IN NET ASSETS	1,662,316,548
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	12,875,114,883

End of year	$14,537,431,431

See notes to financial statements.

NORTHROP GRUMMAN SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2006, AND FOR THE YEAR ENDED DECEMBER 31, 2007

1.	DESCRIPTION OF THE PLAN
The following description of the Northrop Grumman Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.
General — The Plan is a qualified profit-sharing and employee stock ownership plan sponsored by Northrop Grumman Corporation (the “Company”) established February 1, 1962 and restated effective January 1, 2004. It covers substantially all hourly and salaried employees of the Company who are at least 18 years old, are citizens or residents of the United States of America and are not covered under another plan. The Benefit Plan Administrative Committee of the Company controls and manages the operation and administration of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
All of the Plan’s investments are participant-directed. The Plan utilizes the Northrop Grumman Defined Contribution Plans Master Trust (the “DC Master Trust”) for its investments, except for the participant loans, temporary (short-term) investments and participant-directed brokerage accounts held in the Charles Schwab Personal Choice Retirement Account.
Contributions — Plan participants may contribute between 1 percent and 75 percent of eligible compensation in increments of 1 percent, on a tax-deferred (before-tax) basis, or an after-tax basis, or a combination thereof through payroll withholdings. An active participant may change the percentage of his or her contributions at any time. Effective January 1, 2007, eligible newly hired, rehired or transferred participants will be enrolled automatically into the Plan at a 2 percent tax-deferred contribution rate approximately 45 days after the date of hire, rehire or transfer unless an alternative election is made. Such contributions will be automatically increased by 1 percent each year thereafter. Contributions are subject to certain limitations imposed by the Internal Revenue Code of 1986, as amended (the “Code”).
The Company’s matching contributions are generally as follows:

Company
Employee Contribution	Match
First 2 percent of eligible compensation	100 percent
Next 2 percent of eligible compensation	50
Next 4 percent of eligible compensation	25
Contribution over 8 percent	0
Participant Accounts — A separate account is maintained for each participant. Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution, (b) Plan earnings, and (c) administrative expenses. Allocations are based on participant earnings on account balances, as defined in the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting — Plan participants are fully vested (100 percent) at all times in the balance of their accounts (both employee and employer contributions), none of which may be forfeited for any reason.
Investment Options — Upon enrollment in the Plan, each participant directs contributions and Company matching contributions, in 1 percent increments, to be invested in any of the following investment funds.
U.S. Equity Fund — The U.S. Equity Fund consists predominantly of holdings in large and medium sized U.S. company stocks. The fund’s objectives are capital appreciation over the long term, along with current income (dividends). The fund’s stock investments are selected by independent professional investment managers appointed by the Plan’s Investment Committee.

U.S. Fixed Income Fund — The U.S. Fixed Income Fund consists of holdings in marketable, fixed income securities rated within the three highest investment grades assigned by Moody’s Investor Services or Standard & Poor’s Corporation, U.S. Treasury or federal agency obligations, or cash equivalent instruments. The fund is broadly diversified by investing in a wide range of fixed income securities that mature, on average, in 8 to 10 years. The securities are selected by independent professional investment managers appointed by the Plan’s Investment Committee.
Stable Value Fund — The Plan holds an interest in the Northrop Grumman Stable Value Fund (the “Stable Value Fund”, see Note 5). Investments of the Stable Value Fund are diversified among U.S. Government securities and obligations of government agencies, bonds, short-term investments, cash and investment contracts issued by insurance companies and banks. The Stable Value Fund is managed by an independent professional investment manager appointed by the Plan’s Investment Committee.
Northrop Grumman Fund — The Northrop Grumman Fund (“NG Stock Fund”) invests primarily in Northrop Grumman Corporation common stock.
Balanced Fund — The Balanced Fund is designed to provide investors with a fully diversified portfolio consisting of targeted proportions of fixed income securities (35 percent), U.S. equities (45 percent), and international equities (20 percent). The fund seeks to exceed the return of the bond market and approach the return of the stock market, but with less risk than an investment only in stocks.
International Equity Fund — The International Equity Fund consists of stocks of a diversified group of companies in developed countries outside the United States. The fund’s objectives are capital appreciation over the long term, along with current income (dividends).
Small Cap Fund — The Small Cap Fund consists of stocks of a diversified group of small capitalization U.S. companies. The stocks purchased by the fund typically have a market capitalization similar to companies in the Russell 2000 Index, which are companies with an average market capitalization of $500 million. The fund’s objective is capital appreciation over the long term, rather than current income (dividends).
Emerging Markets Fund — The Emerging Markets Fund consists of a diversified portfolio of stocks issued by companies based in developing countries. The fund’s objective is capital appreciation over the long term.
Schwab Personal Choice Retirement Account — The Schwab Personal Choice Retirement Account consists of more than 2,500 mutual funds, more than 300 fund families and the option to invest in individual stocks and bonds.
Retirement Path Portfolios — Each Retirement Path is a diversified portfolio tailored to match the participant’s retirement year. The portfolios are the Target Retirement Path, the 2010 Retirement Path, the 2020 Retirement Path, the 2030 Retirement Path, and the 2040 Retirement Path.
In 2007, three of the investment options were discontinued and the five Retirement Path options were added. The cancelled investments were reallocated by the participant to other investment options. If no selection was made by the participant, balances in the Equity Index Fund were reallocated to the U.S. Equity Fund. The International Bond Fund and the High Yield Bond Fund were reallocated to the U.S. Fixed Income Fund.
Participants may change their investment direction weekly. Existing account balances can be transferred daily, subject to certain restrictions.
Contributions deposited into each investment fund buy units of that fund based on unit values that are updated daily prior to any Plan transactions, including contributions, withdrawals, distributions and transfers. The value of each participant’s account within each fund depends on two factors: (1) the number of units purchased to date and (2) the current value of each unit.

Participant Loans — Participants may borrow from their fund accounts with loans of a minimum of $1,000, up to a maximum equal to the lesser of $50,000, reduced by the highest outstanding loan balance over the past 12 months, or 50 percent of their account balance (not including certain Company contributions). A participant may not have more than two outstanding loans at any given time (except for those merged from other plans). Loans will be prorated across all investment funds and are secured by the balance in the participant’s account. The interest rate is fixed on the last business day of each month at the prime rate as determined by the Plan’s trustee plus 1 percent. Repayments are made from payroll deductions (for active employees) or other form of payment (for former employees or employees on a leave of absence). The maximum loan period is five years or, effective January 1, 2003, fifteen years for a loan used to acquire a dwelling that is the principal residence of the participant. However, loans transferred in as the result of a plan merger may have maximum loan periods greater than 15 years. Loans may be repaid early in full; partial early repayments are not permitted.
Payment of Benefits — On termination of employment with the Company (including termination due to death, disability or retirement), a participant may receive a lump sum payment of his or her entire account balance (net of any outstanding loan balances). A participant may also delay payment until age 70 1/2, if the account balance exceeds $1,000. Certain partial distributions after termination of employment and before age 70 1/2 are permitted by the Plan. Participants may rollover account balances to individual retirement accounts or another employer’s qualified retirement plan to postpone federal and most state income taxes. Participants with frozen account balances under a previous savings plan may be eligible to elect special distribution options under the previous plan.
Distributions from the NG Stock Fund will be paid in cash, stock, or a combination of both, depending on the participant’s election.
Withdrawals — A participant may withdraw all or a portion of his or her after-tax contributions (plus earnings) at any time, limited to one withdrawal per quarter. In addition, a participant may withdraw all or a portion of his or her Company matching contribution (plus earnings) at any time, also limited to one withdrawal per quarter. A participant may withdraw all or a portion of his or her before-tax contributions for any reason after reaching age 59 1/2, or prior to reaching age 59 1/2, in the case of hardship (as described in the plan document). Withdrawals are limited to the amount of a participant’s account balance net of any loan balances outstanding.
2.	SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risk and Uncertainties — The Plan invests in various securities, including U.S. Government securities, corporate debt instruments and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur in the near term, and those changes could materially affect the amounts reported in the financial statements.
New Accounting Guidance — Effective January 1, 2008, the Plan will adopt the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements for its financial assets and liabilities. The statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the ‘exit price’) in an orderly transaction between market participants at the measurement date. The Plan’s management is currently evaluating the impact the adoption of SFAS No. 157 will have on the Plan’s financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value as determined by State Street Bank and Trust Company (“State Street” or the “Trustee”). The Plan’s investments, including the underlying investments in the DC Master Trust, are valued as follows:
Investments in common and preferred stock are valued at the last reported sales price of the stock on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices that represent the net asset values of shares held by the Plan at year end. Investments in common trust funds are valued based on the redemption price of units owned by the Plan, which is based on the current fair value of the funds’ underlying assets. Fair values for securities are based on information in financial publications of general circulation, statistical and valuation services, records of security exchanges, appraisals by qualified persons, transactions and bona fide offers in assets of the type in question and other information customarily used in the valuation of assets or if market values are not available, at their fair values as provided to the Trustee by the party with authority to trade in such securities (investment managers, the Plan’s Investment Committee, or in the case of participant-directed brokerage accounts, the participant’s broker, as applicable). The participant-directed brokerage accounts are held in the Charles Schwab Personal Choice Retirement Account.
Synthetic guaranteed investment contracts (“SICs”) held by the Plan through the Stable Value Fund of the DC Master Trust are recorded at fair value. The fair value of the SICs equals the total fair value of the underlying assets plus the total wrapper contract rebid value, which is calculated by discounting the excess annual rebid fee over the duration of the contract assets. The SICs are considered to be fully benefit-responsive and therefore their carrying value is adjusted from fair market value to contract value in the Statements of Net Assets Available for Benefits.
All securities and cash or cash equivalents are quoted in the local currency and then converted into U.S. dollars using the appropriate exchange rate obtained by the Trustee. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Broker commissions, transfer taxes, and other charges and expenses incurred in connection with the purchase, sale, or other disposition of securities or other investments are added to the cost of such securities or other investments, or are deducted from the proceeds of the sale or other disposition thereof, as appropriate. Taxes, if any, on the assets of the funds, or on any gain resulting from the sale or other disposition of such assets, or on the earnings of the funds, are apportioned among the participants whose interests in the Plan are affected, and the share of such taxes apportioned to each such person is charged against his or her account in the Plan.
The Trustee relies on the prices provided by pricing sources or the investment managers, Plan’s Investment Committee or participant’s broker as a certification as to value in performing any valuations or calculations required of the Trustee.
Participant loans are valued at their outstanding balances, which approximate fair value.
The DC Master Trust allocates investment income, realized gains and losses, and unrealized appreciation and depreciation on the underlying securities to the participating plans daily based upon the market value of each plan’s investment. The unrealized appreciation or depreciation amount is the aggregate difference between the current fair market value and the cost of investments. The realized gain or loss on investments is the difference between the proceeds received and the average cost of investments sold.
Expenses — Administrative expenses of the Plan are paid by either the Plan or the Plan’s sponsor as provided in the plan document.
Payment of Benefits — Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of participants who have elected to withdraw from the Plan but have not yet been paid were $1,563,353 and $1,204,692 at December 31, 2007 and 2006, respectively, and such amounts continue to accrue income due to participants until paid.
3.	INVESTMENTS
The Plan’s investments consist of a proportionate interest in certain investments held by the DC Master Trust. Those investments are stated at fair values determined and reported by the Trustee, in accordance with the DC Master Trust Agreement established by the Company.
Proportionate interests of each participating plan are determined based on the standard trust method of accounting for master trust arrangements. Plan assets represent 90 percent and 89 percent of total net assets reported by the Trustee of the DC Master Trust as of December 31, 2007 and 2006, respectively.

The net assets of the DC Master Trust as of December 31, 2007 and 2006 are as follows:

	2007	2006
Assets:
Common/collective trust funds	$5,006,022,852	$4,556,690,453
Common and preferred stock	4,796,556,561	4,757,585,128
Synthetic guaranteed investment contracts	2,383,381,968	2,282,222,763
U.S. and foreign government securities	487,419,253	299,474,038
Corporate debt instruments	204,932,467	257,544,712
Asset-backed securities and other investments	111,730,100	—
Cash equivalents and temporary investments	198,612,949	188,972,545
Assets on loan to third party borrowers	1,612,026,368	928,727,321
Collateral held under securities lending agreements	1,651,697,124	949,665,893
Receivable for investments sold	146,848,320	24,672,594
Dividends, interest and taxes receivable	14,220,848	11,849,337

Total assets	16,613,448,810	14,257,404,784
Liabilities:
Collateral held under securities lending agreements	1,651,697,124	949,665,893
Due to broker for securities purchased	227,577,621	115,467,407
Accrued expenses	11,454,197	19,107,809

Total liabilities	1,890,728,942	1,084,241,109

Net assets of the DC Master Trust — at fair value	14,722,719,868	13,173,163,675
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(20,540,943)	32,599,231

Net assets of the DC Master Trust	$14,702,178,925	$13,205,762,906

Investment income for the DC Master Trust for the Plan year ended December 31, 2007 is as follows:

Investment income:
Net appreciation (depreciation) in fair value of investments:
Common/collective trust funds	$443,396,842
Common and preferred stock	369,819,004
Corporate debt instruments	(1,634,859)
Cash equivalents and temporary investments	627,397
Asset backed securities and other investments	4,612,561
U.S. and foreign government securities	10,048,726

Net appreciation	826,869,671

Dividends	215,254,353
Interest	208,925,816
Other income	3,426,753
Investment manager fees	(22,578,679)
Other expenses	(13,864,639)

Total investment income	$1,218,033,275

Investments, other than the Plan’s investment in the DC Master Trust, that represent 5 percent or more of the Plan’s net assets available for Plan benefits as of December 31, 2007 and 2006 are as follows:

	2007	2006
Schwab Personal Choice Retirement Account	$1,120,168,151	$941,106,251

DC Master Trust Assets on loan to third party borrowers under security lending agreements at December 31, 2007 and 2006 are as follows:

	2007	2006
Synthetic guaranteed investment contracts	$809,549,668	$709,574,297
Common and preferred stock	699,159,006	150,323,643
U.S. and foreign government securities	14,747,789	58,905,107
Corporate debt instruments	84,907,759	9,924,274
International common and preferred stock	3,662,146	—

Total DC Master Trust Assets on loan to third party borrowers	$1,612,026,368	$928,727,321

Such assets could be subject to sale restrictions in the event security-lending agreements are terminated and the securities have not been returned to the DC Master Trust. The DC Master Trust held $1,651,697,124 and $949,665,893 of collateral for securities on loan as of December 31, 2007 and 2006, respectively, consisting primarily of cash equivalents. In 2007, the presentation of assets on loan to third party borrowers and collateral held under securities lending agreements in the table of net assets of the DC Master Trust were revised to separately identify such amounts and the comparable 2006 amounts were revised to conform to the 2007 presentation.

4.	DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments may be used by the investment managers of the DC Master Trust as part of their respective strategies. These strategies include the use of futures contracts, interest rate swaps, options on futures and options as substitutes for certain types of securities. Notional amounts disclosed below do not quantify risk or represent assets or liabilities of the DC Master Trust, but are used in the calculation of the cash settlements under the contracts.

The fair value of these instruments is recorded as investments of the DC Master Trust. To the extent that a gain has been recognized, these instruments are recorded as assets and to the extent that a loss has been recognized, these instruments are recorded as liabilities. Changes in the fair value of the derivative instrument are reflected in investment income as appreciation (depreciation) in the DC Master Trust. As of December 31, 2007 and 2006, these derivative financial instruments were held for trading purposes. The notional amounts and fair values are presented below:

	December 31, 2007		December 31, 2006
		Fair Value		Fair Value
	Notional	Asset	Notional	Asset
	Amount	(Liability)	Amount	(Liability)
Futures Contracts (net position):
U.S. Treasury	$(61,120,631)	$759,398	$317,994,229	$312,568
Eurodollar	774,254,258	6,888,495	708,589,029	814,321
Index	2,565,339	(122,460)	1,649,367	28,532
Interest rate swaps	388,980,000	4,327,338	78,200,000	(39,543)
Options on futures and swap rates (net position)	110,030,350	262,697	133,585,067	(335,544)
Futures Contracts — The DC Master Trust enters into futures contracts in the normal course of investing activities to manage market risk associated with equity and fixed income investments and to achieve overall investment portfolio objectives. These contracts involve elements of market risk in excess of amounts recognized in the Statements of Net Assets Available for Benefits. The credit risk associated with these contracts is minimal as they are traded on organized exchanges and settled daily. The terms of these contracts typically do not exceed one year. Notional amounts related to these contracts in the table above are stated as a net buy (sell) position.

Interest Rate Swaps — The DC Master Trust enters into interest rate swap contracts in the normal course of its investing activities to manage the interest rate exposure associated with fixed income investments. The credit risk associated with these contracts is minimal as they are entered into with a limited number of highly-rated counterparties.

Options on Futures and Swap Rates — The DC Master Trust enters into option contracts in the normal course of its investing activities to manage the interest rate exposure associated with fixed income investments. The credit risk associated with these contracts is minimal as they are entered into with a limited number of highly-rated counterparties. Notional amounts related to these contracts in the table above are stated as a net buy (sell) position.

5.	INTEREST IN NORTHROP GRUMMAN STABLE VALUE FUND

The DC Master Trust includes amounts in the Northrop Grumman Stable Value Fund, which was established for the investment of assets of certain savings plans sponsored by the Company and its affiliates. Each participating savings plan has an undivided interest in the Stable Value Fund. At December 31, 2007 and 2006, the Plan’s interests in the net assets of the Stable Value Fund were approximately 94 percent of the total fund value. Investment income and administrative expenses relating to the Stable Value Fund are allocated among the participating plans on a daily basis.

Investments held in the Stable Value Fund as of December 31, 2007 and 2006 are as follows:

	2007	2006
Synthetic guaranteed investment contracts (at contract value)	$3,172,390,693	$3,024,396,291
Cash and cash equivalents	69,114,543	45,024,892

Total	$3,241,505,236	$3,069,421,183

Investment income of the Stable Value Fund totaled $153,180,141 for the year ended December 31, 2007.

The DC Master Trust has an arrangement with the investment manager of the Stable Value Fund whereby the investment manager has the ability to borrow amounts from third parties to satisfy liquidity needs of the Stable Value Fund, if necessary. As of December 31, 2007 and 2006, no borrowings under this arrangement were outstanding.

The Stable Value Fund holds wrapper contracts in order to manage the market risk and return of certain securities held by the Stable Value Fund. The wrapper contracts generally modify the investment characteristics of certain underlying securities such that they perform in a manner similar to guaranteed investment contracts. Each wrapper contract and the related underlying assets comprise the SICs and are recorded at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals and contract administrative expenses.

The fair value of the underlying assets related to the SICs was $3,192,931,636 and $2,991,797,060 as of December 31, 2007 and 2006, respectively, and the fair value of the wrapper contracts was nil at December 31, 2007 and 2006. The weighted-average yield (excluding administrative expenses) for all investment contracts was 4.88 percent and 5.18 percent at December 31, 2007 and 2006, respectively. Average duration for all investment contracts was 3.20 years and 3.25 years at December 31, 2007 and 2006, respectively. The crediting interest rate for all investment contracts was 5.00 percent and 5.13 percent at December 31, 2007 and 2006, respectively. Crediting interest rates are reset on a monthly basis and guaranteed by the wrapper contracts not to be less than zero. Resets are determined based upon the market-to-book ratio, along with the yield and duration of the underlying investments.

In certain circumstances, the amounts withdrawn from a wrapper contract would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, a withdrawal from a wrapper contract in order to switch to a different investment provider, or adoption of a successor plan (in the event of the spin-off or sale of a division) that does not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. Plan management believes that the events described above that could result in the payment of benefits at fair value rather than contract value is not probable of occurring in the foreseeable future.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Party-in-interest transactions through the DC Master Trust include the purchase and sale of investments managed by affiliates of the Plan’s Trustee, transactions involving Northrop Grumman Corporation common stock, and payments made to the Company for certain Plan administrative costs. The NG Stock Fund within the DC Master Trust held 21,948,209 and 23,126,761 shares of common stock of the Company with a fair value of $1,726,007,156 and $1,565,681,720 at December 31, 2007 and 2006,

respectively. The Plan’s interest in the net assets of the NG Stock Fund was approximately 99.9 percent at December 31, 2007 and 2006. During 2007, the NG Stock Fund earned dividends of $32,673,744 from its investment in Northrop Grumman Corporation common stock. A significant decline in the market value of the Company’s common stock would significantly affect the net assets available for benefits.

State Street affiliates managed $15,297,563 and $9,798,057 of Plan assets held in the short-term investment fund as of December 31, 2007 and 2006, respectively. The Plan paid $1,503,150 to the Trustee in fees for the year ended December 31, 2007. The Plan had transactions with the Trustee’s short-term investment fund, a liquidity pooled fund in which participation commences and terminates on a daily basis. In Plan management’s opinion, fees paid during the year for services rendered by parties-in-interest were based upon customary and reasonable rates for such services.

The DC Master Trust utilized various investment managers to manage its net assets. These net assets may be invested into funds also managed by the investment managers. Therefore, these transactions qualify as party-in-interest transactions.

7.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, the interests of all participants in their accounts are 100 percent vested and non-forfeitable.

8.	LITIGATION

As previously disclosed, the U.S. District Court for the Central District of California consolidated two separately filed ERISA lawsuits, which the plaintiffs sought to have certified as class actions, into the In Re Northrop Grumman Corporation ERISA Litigation. On August 7, 2007, the Court denied plaintiffs’ motion for class certification, and the plaintiffs appealed the Court’s decision on class certification to the U.S. Court of Appeals for the Ninth Circuit. On October 11, 2007, the Ninth Circuit granted appellate review and stayed the action in the trial court, which delayed the commencement of trial previously scheduled to begin January 22, 2008. Each lawsuit seeks unspecified damages against the fiduciaries, removal of individuals acting as fiduciaries to the respective plans, payment of attorney fees and costs, and an accounting. The damages are not being sought against the Plan or the Northrop Grumman Financial Security and Savings Plan.

9.	FEDERAL INCOME TAX STATUS

The plan obtained its latest determination letter dated July 17, 2002, in which the Internal Revenue Service determined that the Plan terms at the time of the determination letter application were in compliance with applicable sections of the Code and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. Although the amendments have not yet been filed for a favorable determination letter, management will make any changes necessary to maintain the Plan’s qualified status. However, management believes that the Plan and related trust are currently designed and operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

10.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2007 and 2006:

	2007	2006
Net assets available for benefits, per the financial statements	$14,537,431,431	$12,875,114,883
Less: Amounts allocated to withdrawing participants	(1,563,353)	(1,204,692)

Net assets available for benefits per Form 5500	$14,535,868,078	$12,873,910,191

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500 for the year ended December 31, 2007:

Benefits paid to participants per the financial statements	$987,974,832
Add: Amounts allocated to withdrawing participants at December 31, 2007	1,563,353
Less: Amounts allocated to withdrawing participants at December 31, 2006	(1,204,692)

Benefits paid to participants per Form 5500	$988,333,493

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2007 and 2006 but not yet paid as of that date.

11.	MERGER OF A PLAN

Effective December 1, 2007, the PRC Inc. Retirement Program – For Your Future (“PRC”) was merged into the Plan. In connection with the merger, net assets available for plan benefits of $312,573,160 were transferred into the Plan related to PRC participant accounts.

12.	SUBSEQUENT EVENT

The Benefit Plan Administrative Committee of the Company approved the merger of the Redstone Arsenal Retirement Savings Plan into the Plan effective March 31, 2008.
* * * * *

NORTHROP GRUMMAN SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

	(b)	(c)	(d)	(e)
		Description of Investment,
		Including Maturity Date, Rate of
Identity of Issue, Borrower,		Interest, Collateral, Par or		Current
Lessor or Similar Party		Maturity Value	Cost	Value
*	Northrop Grumman Defined	Participation in Northrop Grumman
	Contribution Plans Master Trust	Defined Contribution Plans Master Trust	**	$13,224,791,634	***
*	Charles Schwab	Schwab Personal Choice Retirement
		Account	**	1,120,168,151
	Plan Participants	Participant loans (maturing 2008 to
		2037 at interest rates ranging from
		8.50% to 9.25%)	**	204,196,744
*	State Street Bank	Participation in the Cash or Short-Term
	and Trust Company	Investment Fund Accounts	**	15,297,563

	Total			$14,564,454,092

*	Party-in-interest

**	Cost information is not required for participant-directed investments and loans, and therefore is not included.

***	Excludes adjustment from fair value to contract value for fully benefit-responsive investment contracts.

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NORTHROP GRUMMAN SAVINGS PLAN
	By:	/s/ Ian Ziskin
Dated: June 26, 2008		Ian Ziskin
Chairman, Benefit Plan Administrative Committee